Exhibit 99.4

Convenience Translation

Explanatory report by the Management Board of Fresenius Medical Care AG on the information pursuant to Sections 289a, 315a of the German Commercial Code (HGB)

The information contained in the management report to the consolidated financial statements and the annual financial statements of Fresenius Medical Care AG for fiscal year 2023 according to Sections 289a, 315a of the German Commercial Code (HGB) are explained as follows:

The share capital held by the Company’s shareholders as of December 31, 2023, totals approximately €293 M, divided into 293,413,449 non-par bearer shares, and a nominal value of €1 each. As of December 31, 2023, the Company does not hold any treasury shares.

The rights of the shareholders are governed by the German Stock Corporation Act (AktG) and the Company’s Articles of Association. Each share shall be entitled to one vote at the Company’s general meeting and is decisive for the shareholders’ share in the Company’s profit. This does not apply to treasury shares held by the Company, which do not entitle the Company to any rights. In the cases of Section 136 AktG, voting rights from the shares concerned are excluded by law.

As of December 31, 2023, Fresenius SE & Co. KGaA, Bad Homburg v. d. Höhe, Germany holds 94,380,382 shares of the Company, which corresponds to a 32.17% holding and hence exceeds 10% of the Company’s total share capital.

Fresenius SE & Co. KGaA, Bad Homburg v. d. Höhe, Germany, is entitled to appoint one of the members attributable to the shareholders to the Supervisory Board, if it holds shares in the Company representing at least 15% of the Company’s share capital according to the Articles of Association of the Company; if Fresenius SE Co. KGaA holds shares in the Company representing at least 30% of the Company’s share capital, it is entitled to appoint two of the members attributable to the shareholders to the Supervisory Board.

The appointment and removal of members of the Management Board by the Supervisory Board are governed by Sections 84 and 85 AktG and Section 31 of German Co-Determination Act. In accordance with Section 6 (1) of the Articles of Association, the Management Board consists of at least two members. Otherwise, the Supervisory Board determines the number of Management Board members.

Amendments to the Articles of Association of the Company can be made in accordance with Sections 119 (1) No. 6, 179 in conjunction with 133 AktG. The Articles of Association entitle the Company’s Supervisory Board to make amendments to the Articles of Association which concern only its wording without resolution of the general meeting.

Convenience Translation

The Management Board is entitled, subject to approval by the Supervisory Board, to increase the Company’s share capital as follows in accordance with the resolutions passed by the shareholders at the general meeting:

•	Authorization to increase on one or more occasions until August 26, 2025 the Company’s share capital by up to a total of €35 M by issuing new bearer ordinary shares in return for cash contributions (Authorized Capital 2020/I).

•	Authorization to increase on one or more occasions until August 26, 2025 the Company’s share capital by up to a total of €25 M by issuing new bearer ordinary shares in return for cash contributions and/or contributions in kind (Authorized Capital 2020/II).

In both cases, the Management Board is entitled, with the approval of the Supervisory Board and in accordance with the resolutions passed at the general meeting, to take a decision on the exclusion of shareholders’ pre-emption rights.

In addition, the share capital is subject to a conditional increase of up to €8.957 M. This conditional capital increase was only be carried out to the extent that options were issued in accordance with the Stock Option Plan 2011 based on the shareholders’ resolutions of May 12, 2011 and May 12, 2016, provided the holders of such options exercises their rights and the Company did not issue any of its own treasury shares to settle those options. Options under the Stock Option Plan 2011 could be issued for the last time in 2015 and could be exercised for the last time in 2023.

In accordance with the resolution taken at the general meeting on May 20, 2021, which was amended in view of the Company’s Conversion by resolution of the EGM on 16 May 2023, the Management Board is authorized to acquire treasury shares until May 19, 2026 and up to a maximum of 10% of the share capital in place on the date of the resolution. At no time shall the acquired shares together with the treasury shares held by the Company or attributable to it pursuant to Sections 71a ff. AktG exceed 10% of the Company’s share capital. The acquisition can be made via the stock exchange or by means of a public invitation to submit offers for sale. The authorization may not be used for the purposes of trading in its own shares. The Management Board is authorized to use the shares of the Company acquired on the basis of this or an earlier authorization for all legally admissible purposes, in particular also (i) to redeem them without any requirement for a further resolution to be taken at the general meeting, (ii) to sell them to third parties in return for contributions in kind, (iii) rather than using conditional capital, to award them to employees of the Company and its affiliates (including to members of the executive managements of affiliates) and to use them to service rights or commitments to acquire shares of the Company, and (iv) to service bonds with option or conversation rights issued by the Company or by affiliated companies as defined by Section 17 AktG. No treasury shares were acquired in 2023.

Convenience Translation

Under certain circumstances, a change of control resulting from a takeover offer could impact several of the Company’s long-term financing arrangements which include market standard change of control clauses. These clauses give creditors the right to call for early repayment of outstanding amounts in the event of a change of control. However, with regard to most of these financing agreements – in particular in case of bonds placed on the capital markets – this right to terminate only exists if the change of control involves the Company’s rating being downgraded.

Hof (Saale), March 2024

Fresenius Medical Care AG

Helen Giza	Craig Cordola

Martin Fischer	Franklin W. Maddux

Dr. Katarzyna Mazur-Hofsäß

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